SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. _____)


              ACCEPTANCE INSURANCE COMPANIES, INC.
----------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
          ---------------------------------------------
                 (Title of Class of Securities)

                     Common Stock 004308102
               -----------------------------------
                          CUSIP Number)

          Richard Jarvis, Suite 450, One Pacific Place,
             1125 So. 103rd Street, Omaha, NE  68124
     (402) 393-1300, with a copy to Stephen E. Gehring, Esq. 1125 So. 103rd Street, Omaha, NE 68124
     -------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         March 15, 1996
   -----------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


     Check the box if a fee is being paid with this Statement __X__. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                (Continued on following page(s))

                        Page 1 of 6 Pages

CUSIP No.  004308102           13D           Page 2 of 6 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          MCCARTHY GROUP, INC.
          I.R.S. I.D. NO. 47-0697955

2    Check the Appropriate Box if a Member of a Group

                                        (a)  N/A

                                        (b)  N/A

3    SEC USE ONLY


4    Source of Funds              00

5    N/A

6    Citizen or Place of Organization

     U.S.A. - Nebraska Corporation

7 Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

          742,628

8 Number of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

          82,018(1)

9 Number of Shares Beneficially Owned by Each Reporting Person with Sole Dispositive Power

          742,628(1)

10 Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

          82,018(1)

11   Aggregate Amount Beneficially Owned by Each Reporting Person

         824,646 Shares

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

                                                  N/A

13   Percent of Class Represented by Amount in Row (11)

                                            5.5%

14   Type of Reporting Person

                  Corporation - CO


Item 1    Security and Issuer.
          -------------------

          Common Stock, par value $.40, (the "Common Stock"),
          Acceptance Insurance Companies, Inc. (the "Issuer"),
          222 South 15th Street, Suite 600 North, Omaha, Nebraska
          68102.

Item 2    Identity and Background.
          -----------------------

          McCarthy Group, Inc.
          A Nebraska corporation
          1125 So. 103rd Street, Suite 450
          Omaha, Nebraska  68124

          McCarthy Group Inc.'s principal business is investment and merchant banking and, through McCarthy & Co., investment banking and investment management. The executive officers and directors of McCarthy Group, Inc. are identified below, and the following information is submitted with respect to such executive officers and directors:

(1) McCarthy Group, Inc. has indirect beneficial ownership of 77,138 shares owned by McCarthy & Co., a wholly owned subsidiary, 4,080 shares held by McCarthy & Co. 401(k) Plan and 800 shares as to which McCarthy & Co. has discretionary authority as to disposition and voting of the shares.

                                     CONVIC  PROCEED
NAME        ADDRESS  OCCUPATION      TIONS   INGS     CITIZENSHIP
----        -------  ----------      ------  -------  -----------
Michael R.     *    Director,         None    None        U.S.
McCarthy            Chairman, and
                    CEO

Richard L.     *    Director, VP,     None    None        U.S.
Jarvis              Secretary, Tres.

*    Suite 450, One Pacific Place, 1125 South 103rd Street,
     Omaha, Nebraska  68124

                                                Page 3 of 6 Pages

Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          McCarthy Group, Inc., a Nebraska corporation, (the "Company"), conducted a private offering to accredited investors pursuant to Regulation D and Rule 506 and a Confidential Offering Memorandum dated January 22, 1996, (the "Offering"). In addition to seeking cash subscriptions, in exchange for Common Stock of the Company, the Company offered to exchange shares of common stock of Acceptance Insurance Companies, Inc. ("Issuer") valued at $14.625 per share as of March 14, 1996. The Common Stock of the Company was valued at $25 per share. At the initial closing of the Offering on March 15, 1996, McCarthy Group, Inc. directly acquired, through the exchange with investors, 726,301 shares of common stock of the Issuer and issued approximately 408,534 shares of common stock of McCarthy Group, Inc. as consideration.

          In addition, McCarthy Group, Inc. will use funds acquired by it in the Offering of its common stock to pay off $413,461.00 in margin debt secured by the Issuer's common stock exchanged by certain investors.

Item 4    Purpose of Transaction.
          ----------------------

          McCarthy Group, Inc. acquired the securities of the Issuer for investment to consolidate existing investments held by McCarthy Group, Inc. and its investment partners. This consolidation was accomplished by exchanging common stock of McCarthy Group, Inc. for outstanding securities in eight corporations or partnerships, including the Issuer.

          McCarthy Group, Inc. has no plans or proposals which relate to or result in any of the following:

          (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of the material and not of assets of the issuer or any of its subsidiaries;
          (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;(2)

(2) Michael R. McCarthy, the Chairman and Chief Executive Officer of McCarthy Group, Inc., was a member of the Board of Directors of the Issuer prior to the exchange and will remain in such capacity subject to re-election by the shareholders of the Issuer. To date, Mr. McCarthy has received and holds options to purchase 4,500 shares of the Issuer, 3,000 of which are currently exercisable.

                                                Page 4 of 6 Pages

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure;

          (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an "inter-dealer" system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer.
          ------------------------------------

          McCarthy Group, Inc.
          --------------------

          (a) McCarthy Group, Inc. directly owns 742,628 shares of common stock of the Issuer representing approximately 5.0 percent of the common stock outstanding. McCarthy & Co. holds 800 shares of common stock of the Issuer in a Discretionary Investment Account representing approximately .005% of the common stock outstanding. McCarthy Group, Inc. indirectly owns, through McCarthy & Co. and McCarthy & Co. 401(k) Plan, 81,218 shares of common stock of the Issuer representing approximately .5% of the common stock outstanding.

          (b) McCarthy Group, Inc. has the sole power to vote and the sole power to dispose of 742,628 shares of common stock of the Issuer. It possesses shared power to vote and shared power to dispose of 82,018 shares of common stock of the Issuer.

          (c) McCarthy Group, Inc. has not engaged in any transactions in the common stock of the Issuer in the past sixty (60) days.


                                                Page 5 of 6 Pages

          (d)  N/A

          (e)  N/A

Item 6    Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships With Respect to Securities of the Issuer.
          ------------------------------------------------------

          McCarthy Group, Inc. entered into an Investment Services Agreement with McCarthy & Co. on March 15, 1996 whereby McCarthy & Co., for a fee, has agreed to use its best efforts and provide services to seek out and recommend to the Board of Directors of McCarthy Group, Inc. suitable investments in accordance with the investment objectives and investment attributes outlined by McCarthy Group, Inc. Any ultimate decision to vote the common stock of the Issuer, to buy additional shares, or to sell shares remains with the Board of Directors of McCarthy Group, Inc.

Item 7    Material to be Filed as Exhibits Being Reported on by
          -----------------------------------------------------
          the Parent Holding
          ------------------

               N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 21st day of March, 1996


                         /s/ Michael R. McCarthy
                         ________________________________________
                         Michael R. McCarthy, Chairman
                         McCarthy Group, Inc.








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